UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	001	1166	389

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
	16937A	20	0

For Period Ended: December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

China Agritech, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

Room 3F No. 11 Building, Zhonghong International Business Garden, Future Business Center, Chaoyang North Road, Chaoyang District

City, State and Zip Code

Beijing, China 100024

PART II —RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2010 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense.  In addition, the Company has dismissed its auditors and is in the process of finding a new independent registered public accounting firm to audit the financial statements for the year ended December 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronit Fischer, Esq.	212	407-4816
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Press release attached as Exhibit A.

China Agritech, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date : March 16, 2011	By:	/s/ Yu Chang
Name: Yu Chang
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT A

China Agritech's Preliminary 2010 Unaudited Revenues Exceeded Guidance

Jan. 21, 2011 (PR Newswire) —

BEIJING, Jan. 21, 2011 /PRNewswire-Asia-FirstCall/ — China Agritech, Inc. (Nasdaq: CAGC) ("China Agritech", or the "Company"), a leading organic compound fertilizer manufacturer and distributor in China, today announced preliminary, unaudited revenues for the fourth quarter and fiscal year ended December 31, 2010.

Preliminary unaudited 2010 annual revenues were $119 million compared to $76 million in 2009 and guidance of $114 million. Preliminary unaudited fourth quarter revenues were $41 million compared to $21 million for the same period in 2009.

As of December 31, 2010, the Company had established 21 regional distribution centers, exceeding the original annual goal of 10. These distribution centers are located in Henan and Jiangsu provinces, two of the most important agricultural regions in the central and eastern areas of China.

In May 2010, the Company signed a renewed contract supplying organic liquid compound fertilizers to Sinochem, China's largest fertilizer distributor. The sales contract is worth RMB 61 million (approximately $9 million) and the Company will also continue to supply Sinochem with organic granular compound fertilizer under another existing contract. Additionally, in December 2010, the Company became an official supplier of organic liquid compound fertilizer to China National Agrochemical Corporation ("CNAC"), China's largest developer, manufacturer and seller of pesticides. CNAC has purchased its first order of RMB 13.6 million (approximately $2.0 million) of customized organic liquid compound fertilizer.

Mr. Yu Chang, Chairman and Chief Executive Officer of China Agritech, commented, "Last year, China experienced unprecedented drought, flooding and other natural disasters, negatively impacting our operation during the third quarter. However, due to concerted efforts of the whole Company, we were able to stage a strong comeback in the fourth quarter and exceeded annual sales target. In particular, annual sales of granular compound fertilizers increased 80% from 2009, validating our strategy in diversifying product portfolio. We expect the establishment and expansion of regional distribution centers in the central and eastern part of China will become a new driver of growth for the Company in 2011."

About China Agritech, Inc.

China Agritech, Inc. is engaged in the development, manufacture and distribution of liquid and granular organic compound fertilizers and related products in China. The Company has developed proprietary formulas that provide a continuous supply of high-quality agricultural products while maintaining soil fertility. The Company sells its products to farmers located in 28 provinces of China. For more information, please visit http://www.chinaagritechinc.com.

Safe Harbor Statement

This press release contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements about its business or growth strategy, general industry conditions, future operating results of the Company, capital expenditures, expansion and growth opportunities, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this press release are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Certain of these risks and uncertainties are or will be described in greater detail in our filings with the SEC. Except as required by law, China Agritech is under no obligation to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For more information, please contact:

Mr. Gareth Tang
Chief Financial Officer
China Agritech, Inc.
gareth@chinaagritech.com

Mr. Shiwei Yin/Kevin Theiss
Investor Relations
Grayling
+1-646-284-9474
shiwei.yin@grayling.com
kevin.theiss@grayling.com